PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70797

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FREC SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 HOWARD ST, SUITE 1410
(No. and Street)

SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dimitri Rodrigo	617-992-5031	dimitri@frec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ashley Rodabaugh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FREC SECURITIES LLC, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Ashley Rodabaugh

Title: President & CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FREC SECURITIES, LLC

Statements of Financial Condition

As of June 30, 2026

FREC SECURITIES, LLC

Annual Financial Statements Index

As of June 30, 2026

Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Frec Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Frec Securities, LLC as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Frec Securities, LLC as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Frec Securities, LLC's management. Our responsibility is to express an opinion on Frec Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Frec Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Frec Securities, LLC's auditor since 2023.

Maitland, Florida

September 25, 2026

Frec Securities, LLC

Statement of Financial Condition

As of June 30, 2026

Assets

Current Assets:	
Cash & Cash Equivalents	$ 1,600,472
Accounts Receivable	446,006
Clearing Deposit	1,039,885
Intercompany Receivable from Affiliate	128,356
Other Current Asset	38,724
Total Current Assets	**$ 3,253,443**

Liabilities & Member's Equity

Current Liabilities:	
Accounts Payable	$ 10,917
Accrued Expenses	737,582
Intercompany due to Parent	64,898
Intercompany due to Affiliate	390,395
Total Current Liabilities	$ 1,203,792
Member's Equity	
Capital Contributions	$ 5,838,961
Retained Earnings	(3,789,310)
Total Member's Equity	$ 2,049,651
Total Liabilities & Member's Equity	**$ 3,253,443**

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

Frec Securities LLC (the “Firm”) is a Delaware Limited Liability Company registered as an introducing broker- dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Firm is a wholly owned subsidiary of Frec Markets Inc. (the "Parent") and is affiliated with Frec Advisors LLC (the “Affiliate”), another subsidiary of the Parent.

The Firm was approved as a member of FINRA and commenced operations on May 5th, 2022. The Firm maintains an online platform allowing customers to purchase and sell most publicly traded stocks and ETFs available on the major US stock exchanges commission free, and certain money market funds within margin accounts. The Firm also offers its customers access to margin loans collateralized by their securities. The Affiliate receives full or limited discretionary authority from customers to trade within opened brokerage accounts with the Firm to provide managed direct indexing investment and treasury management services to its clients.

Customer funds and securities are held by a third-party custodian and clearing firm, Apex Clearing Corporation (“Apex”). Apex is responsible for servicing customer accounts by executing, clearing, and settling trades; preparing and distributing account statements and trade confirmations; and extending credit to margin accounts.

Financial Statement Presentation

The accompanying financial statements are prepared in accordance with the U.S generally accepted accounting principles (“GAAP”). The Firm’s revenues are derived primarily from margin interest on customer debit balances, interest rebates on customer cash balances held at the clearing broker, agency transactions, and related brokerage services.

Government and Other Regulation

The Firm’s business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Firm is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Firm is subject to the SEC’s net capital rules (Rule 15c3-1) which require that the Firm maintain a minimum net capital, as defined.

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2026, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Firm considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Firm maintains its operating cash in bank checking accounts insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At June 30, 2026, the Firm's cash balances exceeded federally insured limits by $1,233,374. The Firm also maintains two brokerage accounts with clearing broker Apex Clearing Corporation.

Income Taxes

No provisions have been made for income taxes since the Firm is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member, Frec Markets Inc., is liable for income taxes based on the Firm's taxable income.

Revenue Recognition

Margin interest fees represent interest charged on customer margin debit balances and are recognized monthly as earned.

Interest rebates represent the Firm's share of the interest earned by the Clearing Broker on customer short credit balances (the proceeds of customer short sales held at the Clearing Broker), which arise primarily from short positions held within customers' direct indexing portfolios managed by the Affiliate. Money market rebates represent the Firm's share of the interest earned by the Clearing Broker on customer credit balances in accounts participating in the Clearing Broker's FDIC-insured bank sweep program; under the clearing agreement, the Clearing Broker pays the Firm up to one-half of the effective federal funds rate less five basis points on the total customer credit balances in the sweep program. Both rebates are calculated by the Clearing Broker based on customer balances and prevailing rates and are recognized monthly, which is when the Firm believes its performance obligation has been contractually satisfied in all material respects.

Interest income represents interest earned on the Firm's cash and U.S. Treasury bills held in its clearing deposit account. Equity order flow rebates are described under Payment for Order Flow below.

Equity Order Flow

The firm generates revenue through a payment for order flow (PFOF) agreement with Apex. In this structure, the firm routes all customer orders to Apex. Apex, in turn, directs those orders to market makers based on its own routing strategy. Apex receives compensation from the market makers for executing these orders and shares 50% of this revenue with the firm. The firm has no influence over where the orders are executed or the specific amount of compensation received. The company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, pricing is agreed upon, and the risk and reward of ownership have been transferred.

Investments

As of June 30, 2026, the Firm held $1,057,000 par value of U.S. Treasury bills classified as held-to-maturity. These securities are carried at amortized cost, which totaled $1,053,591 at period end; the estimated fair value was $1,053,406. Discount accretion of $13,800 earned through June 30, 2026 was recorded in July 2026 and is not reflected in the accompanying financial statements; management considers the amount immaterial. Any difference between amortized cost and fair value represents an unrealized gain or loss that is not recognized in the financial statements because the Firm intends to hold these securities to maturity, in accordance with ASC 320. The firm purchases T-bills with maturities of less than ninety days.

Cash Deposits with Clearing Brokers

Cash deposits with clearing broker consist of funds on deposit with the Clearing Broker pursuant to the Firm's clearing agreement. The agreement requires the firm to maintain a minimum clearing deposit of $1,000,000, based on the Firm having only U.S customers and executing trades exclusively through Apex. During the year ended June 30, 2026, the required minimum deposit increased from $500,000 to $1,000,000, and the Firm deposited an additional $500,000 with the Clearing Broker in December 2025. As of June 30, 2026, the carrying value of the clearing deposit account was $1,039,884.67 (before the discount accretion described under Investments above), the difference from the required minimum representing earnings on the money on deposit. The account holds the U.S. Treasury bills described under Investments and a small cash balance. As long as the Firm continues to use the clearing and execution services of the Clearing Broker, the Firm will be required to maintain the cash on deposit.

Due from clearing broker and commissions receivables

Due from the clearing broker and commissions receivable represent monies due the Firm from the Clearing Broker through securities generated transactions. An allowance for doubtful is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Note 2 — Concentration of Risk

The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The type of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty. For the year ended June 30, 2026, APEX was the only major counterparty that the Firm engaged in brokerage activities. Substantially all of the Firm's revenue, including margin interest fees, interest rebates and money market rebates, is earned through its clearing arrangement with Apex.

Note 3 — Credit Losses

The Firm follows ASC Topic 326, Financial Instruments – Credit Losses (“ASC 326”). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Firm has the ability to determine that there are no expected credit losses in certain circumstances (e.g, based on the credit quality of the customer).

The Firm had accounts receivable as of June 30, 2026 and 2025 of $446,006 and $57,291, respectively.

Note 4 — Net Capital Requirements

The Firm is subject to the SEA Uniform Net Capital Rule("SEA Rule15c3-1"), under which the Firm is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the percentage of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 or 6.67%.

At June 30, 2026, the Firm had net capital of $2,017,327, which was $1,937,074 in excess of its required net capital of $80,253. The Firm's ratio of aggregate indebtedness to net capital was 0.60 to 1 at June 30, 2026.

Note 5 — Related Party Transactions

The Firm has an expense agreement with its Parent, whereby the Firm makes use of a portion of the Parent's office, personnel, insurance coverage, and accounting and H&R services. The Firm incurred $308,127 in shared expenses, which are recorded on the Statement of Operations.

At June 30, 2026, the Firm has an outstanding payable of $64,898 to the Parent. During the year ended June 30, 2026, the Parent contributed $1,980,000 in cash capital contributions, and $350,000 in debt forgiveness was recorded as capital contributions.

The Firm debits management fees and credits promotion bonuses to customer brokerage accounts on behalf of the Affiliate through its clearing broker. As of June 30, 2026, the Firm has an outstanding receivable of $128,356 and an outstanding payable of $390,395 to the Affiliate.

Note 6 - Commitments and Contingencies

In March 2026, the Firm settled a legal matter for $330,000. The settlement was paid in full during the year ended June 30, 2026 and is included in Other Operating Expenses on the Statement of Income; the Firm has no remaining obligations under the settlement agreement. Other than the foregoing, the Firm does not have any commitments or contingencies as of June 30, 2026.

Note 7 - Going Concerns

The accompanying financial statements have been prepared assuming the Firm will continue as a going concern. Due to significant losses since inception, it may be necessary to obtain additional capital. Management has received assurances from the Parent that they have the wherewithal to, and will, infuse additional capital in the future should the Firm need it to fund its operations.

Note 8 – Subsequent Events

The Firm's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Note 9 – Fair Value Measurements

The Firm measures certain financial assets and liabilities at fair value in accordance with ASC 820, Fair Value Measurement. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are defined as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Firm can access at the measurement date.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3: Unobservable inputs for the asset or liability.

The following table presents the Firm's financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2026:

	Level 1	Level 2	Level 3	**Total**
U.S. Treasury bills	$1,053,406	-	-	$1,053,406

The Firm's investments in U.S. Treasury bills are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

There were no transfers between levels of the fair value hierarchy during the year ended June 30, 2026.

Note 10 – Segment Reporting

In accordance with Accounting Standards Codification (“ASC”) 280, Segment Reporting, management has determined that the Firm operates as a single reportable segment. The Firm has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Firm. As such, all of the Firm’s operations, assets, and liabilities are managed within this single business segment, and no separate segment disclosures are presented.